EXHIBIT 99.1

COMMON SHARES

SEABRIDGE GOLD INC.

UNDERWRITING AGREEMENT

February 25, 2010

DAHLMAN ROSE & COMPANY, LLC
NOMURA SECURITIES INTERNATIONAL, INC.
CI CAPITAL MARKETS INC.

c/o Dahlman Rose & Company, LLC
142 West 57th Street
New York, New York 10019

Ladies/Gentlemen:

Seabridge Gold Inc., a corporation existing under the laws of Canada (the "Company"), proposes, subject to the terms and conditions stated herein, to issue and sell to the several underwriters named in Schedule I hereto (the "Underwriters") an aggregate of 2,500,000 common shares, without par value, of the Company (the "Firm Shares") and, for the sole purpose of covering over-allotments as of the Closing Date (as defined below) in connection with the sale of the Firm Shares, at the option of the Underwriters, up to an additional 375,000 common shares, without par value, of the Company (the "Additional Shares").  The Firm Shares and any Additional Shares purchased by the Underwriters are referred to herein as the "Shares".  Dahlman Rose & Company, LLC ("Dahlman") and Nomura Securities International, Inc. are acting as representatives of the Underwriters (the "Representatives") in connection with the offering and sale of the Shares contemplated herein (the "Offering").

The Company understands that the Underwriters propose to make a public offering of the Shares in the United States and in the Qualifying Provinces (as defined below), either directly or through their respective U.S. or Canadian broker-dealer affiliates, upon the terms set forth in the Prospectuses (as defined below) as soon as the Underwriters deem advisable after this Agreement has been executed and delivered.

1.      Representations and Warranties of the Company.  The Company represents and warrants to, and agrees with, each of the Underwriters that:

(a)               The Company meets the requirements under the Securities Act (Ontario) and the rules, regulations and national, multilateral or local instruments and published policy statements applicable in each of Ontario, Alberta and British Columbia (collectively, the "Qualifying Provinces"), including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the "Canadian Shelf Procedures"), for the distribution of the Shares in the Qualifying Provinces pursuant to a final short form base shelf prospectus (collectively, the "Canadian Securities Laws"); the Company has prepared and filed a preliminary short form base shelf prospectus, dated January 26, 2010, and a final short form base shelf prospectus, dated February 12, 2010, providing for the offer and sale, from time to time, of up to CDN$100,000,000 aggregate principal amount of common shares, without par value, of the Company (the "Shelf Securities") with the Ontario Securities Commission, as principal regulator pursuant to Multilateral Instrument 11-102 – Passport System (the "Reviewing Authority") and the Canadian securities regulatory authorities in each of the Qualifying Provinces (collectively, the "Canadian Qualifying Authorities"); the Reviewing Authority has issued a prospectus receipt under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (a "Receipt") for each of such preliminary short form base shelf prospectus and such final short form base shelf prospectus (the final short form base shelf prospectus, as most recently amended, if applicable, filed with the Reviewing Authority on or before the date of this Agreement for which a Receipt has been obtained, and including all documents incorporated therein by reference, is hereinafter referred to as the "Canadian Base Prospectus"); no order suspending the distribution of the Shares or any other securities of the Company has been issued by any Canadian Qualifying Authority and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by any Canadian Qualifying Authority; and any request on the part of any Canadian Qualifying Authority for additional information has been complied with.  The preliminary prospectus supplement relating to the Offering, which excludes certain pricing information and other final terms of the Shares, filed with the Reviewing Authority on February 19, 2010, together with the Canadian Base Prospectus, is hereinafter referred to as the "Canadian Preliminary Prospectus"; and the prospectus supplement relating to the Offering, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures pursuant to Section 4(a) hereof, together with the Canadian Base Prospectus, is hereinafter referred to as the "Canadian Prospectus". All references in this Agreement to the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include any copy thereof filed with the Canadian Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (SEDAR).

(b)              The Company meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and has prepared and filed a registration statement on Form F-10 (No. 333-164530) in respect of the Shelf Securities with the U.S. Securities and Exchange Commission (the "Commission") and has filed an appointment of agent for service of process upon the Company on Form F-X (the "Form F-X") with the Commission in conjunction with the filing of the registration statement; such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission (the "Rules and Regulations") and including the exhibits to such registration statement and all documents incorporated by reference therein, has become effective in such form pursuant to Rule 467(a) under the Securities Act; and no stop order suspending the effectiveness of the such registration statement has been issued by the Commission and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission and any request on the part of the Commission for additional information has been complied with (the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time the registration statement became effective, each as amended at the time the registration statement became effective, are hereinafter referred to collectively as the "Registration Statement"). The base prospectus relating to the Shelf Securities included in the Registration Statement at the time it became effective, including the documents incorporated therein by reference, is referred to herein as the "U.S. Base Prospectus"; the preliminary prospectus supplement relating to the Offering filed with the Commission pursuant to General Instruction II.L of Form F-10 on February 19, 2010, including the documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the "U.S. Preliminary Prospectus"; and the final prospectus supplement relating to the Offering to be filed with the Commission pursuant to General Instruction II.L of Form F-10 in accordance with Section 4(a) hereof, including the documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the "U.S. Prospectus". As used herein, "Base Prospectuses" shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; "Preliminary Prospectuses" shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and "Prospectuses" shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus.

Any reference herein to the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses and the Prospectuses shall be deemed to refer to and include the documents incorporated by reference therein as of the effective date of the Registration Statement or the date of the Base Prospectuses, the Preliminary Prospectuses or the Prospectuses, as the case may be, and any reference herein to any "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses or the Prospectuses shall be deemed to refer to and include any documents filed after such date that are deemed to be incorporated by reference therein.  All references herein to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus, or any Issuer Free Writing Prospectus (as defined below), or any amendment or supplement to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (EDGAR).

(c)               The Canadian Base Prospectus and the Canadian Preliminary Prospectus, as of the time of filing thereof, complied, and the Canadian Prospectus and any amendment or supplement thereto, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Preliminary Prospectus, as of the time of filing thereof, did not, and the Canadian Prospectus and any amendment or supplement thereto, as of the time of filing thereof and as of the Closing Date and any Additional Closing Date (as defined below), as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Preliminary Prospectus, as of the time of filing thereof, constituted, and the Canadian Prospectus and any amendment or supplement thereto, as of the time of filing thereof and as of the Closing Date and any Additional Closing Date, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Shares and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Canadian Preliminary Prospectus or the Canadian Prospectus or any amendment or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein, it being agreed that such information provided by or on behalf of any Underwriter consists solely of the material referred to in Section 16 hereof.

(d)              As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto complied and will comply in all material respects with the Securities Act and the Rules and Regulations, and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Prospectus and any amendment or supplement thereto, as of the time of filing thereof, will comply in all material respects with the Securities Act and the Rules and Regulations; and the U.S. Prospectus and any amendment or supplement thereto, as of the time of filing thereof and as of the Closing Date and any Additional Closing Date, as the case may be, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Registration Statement or the U.S. Prospectus or any amendment or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein, it being agreed that such information provided by or on behalf of any Underwriter consists solely of the material referred to in Section 16 hereof.

(e)               No order preventing or suspending the use of the U.S. Preliminary Prospectus has been issued by the Commission; the U.S. Preliminary Prospectus, at the time of filing thereof, complied in all material respects with the Securities Act and the Rules and Regulations; and the Pricing Disclosure Package, as of the Applicable Time, did not, and as of the Closing Date and the Additional Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Pricing Disclosure Package in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein, it being agreed that such information provided by or on behalf of any Underwriter consists solely of the material referred to in Section 16 hereof.   As used herein, "Pricing Disclosure Package" means, collectively, (i) the U.S. Preliminary Prospectus, (ii) each "free writing prospectus" (as defined pursuant to Rule 405 under the Securities Act) listed on Annex IV hereto and (iii) the pricing information set forth on Annex IV hereto.  For purposes of this Agreement, the "Applicable Time" is 5:30 p.m. (Eastern) on February 25, 2010.

(f)               Other than the Registration Statement, the Preliminary Prospectuses and the Prospectuses, the Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any "written communication" (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Shares (each such communication by the Company or its agents and representatives (other than a communication referred to in clause (i) below) an "Issuer Free Writing Prospectus") other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act or (ii) the documents listed on Annex IV hereto, each electronic road show and any other written communications approved in writing in advance by the Representatives.  Each such Issuer Free Writing Prospectus complied in all material respects with the Securities Act and the Rules and Regulations, has been or will be (within the time period specified in Rule 433 under the Securities Act) filed in accordance with the Securities Act (to the extent required thereby) and, when taken together with the Pricing Disclosure Package, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date and any Additional Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein, it being agreed that such information provided by or on behalf of any Underwriter consists solely of the material referred to in Section 16 hereof.  Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Pricing Disclosure Package or the Prospectuses.

(g)              The documents incorporated by reference in the Canadian Prospectus, when they were filed with the Canadian Qualifying Authorities, conformed in all material respects to the requirements of Canadian Securities Laws, and none of such documents contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Canadian Prospectus, when such documents are filed with the Canadian Qualifying Authorities, will conform in all material respects to the requirements of Canadian Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The documents incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the U.S. Prospectus, when they were filed with the Commission, conformed in all material respects to the requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and none of such documents contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the U.S. Prospectus, when such documents are filed with the Commission, will conform in all material respects to the requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(h)              KPMG LLP, who have audited the consolidated financial statements of the Company and its subsidiaries that are included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, are independent with respect to the Company as required by Canadian Securities Laws and are independent public accountants as required by the Securities Act, the Exchange Act and the Rules and Regulations.

(i)                Subsequent to the respective dates as of which information is given in the Pricing Disclosure Package, except as disclosed in the Pricing Disclosure Package, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company or any of its subsidiaries (each, a "Subsidiary" and, collectively, the "Subsidiaries"), (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders' equity, properties or prospects of the Company and the Subsidiaries, taken as a whole (a "Material Adverse Change").  Since the date of the latest balance sheet included, or incorporated by reference, in the Pricing Disclosure Package, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Pricing Disclosure Package.

(j)                No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary's capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary's property or assets to the Company or any other Subsidiary of the Company.

(k)               The Company has an authorized and outstanding capitalization as set forth in the Pricing Disclosure Package and the Prospectuses, and all of the issued and outstanding share capital of the Company is fully paid and non-assessable and has been duly and validly authorized and issued in compliance with all applicable Canadian, United States and other securities laws and not in violation of or subject to any preemptive or similar right that entitles any person to acquire from the Company or any Subsidiary any common shares of the Company or other security of the Company or any security convertible into, or exercisable or exchangeable for, common shares of the Company or any other such security (any "Relevant Security"), except for such rights as may have been fully satisfied or waived prior to the effectiveness of the Registration Statement.  All of the issued share capital of or other ownership interests in each Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Pricing Disclosure Package and the Prospectuses) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever (any "Lien").

(l)                The Company has full power and authority (corporate or otherwise) to issue the Shares and to perform its obligations hereunder.  The Shares to be delivered on the Closing Date and the Additional Closing Date, if any, have been duly and validly authorized and, when issued and delivered in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable, will have been issued in compliance with all applicable Canadian, United States and other securities laws and will not have been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any Relevant Security from the Company.  The common shares of the Company and the Shares conform to the descriptions thereof contained in the Pricing Disclosure Package and the Prospectuses.  Except as disclosed in the Pricing Disclosure Package and the Prospectuses, the Company has no outstanding warrants, options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security.  Except as disclosed in the Pricing Disclosure Package and the Prospectuses, no holder of any Relevant Security has any rights to require registration or qualification under the Securities Act or Canadian Securities Laws of any Relevant Security in connection with the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

(m)              The Subsidiaries listed in Exhibit A hereto are the only "subsidiaries" of the Company (within the meaning of Rule 405 under the Securities Act).  The Company and each Subsidiary has been duly organized and validly exists as a corporation, partnership or limited liability company in good standing under the laws of its jurisdiction of organization.  The Company and each Subsidiary is duly qualified to do business and is in good standing as a foreign corporation, partnership or limited liability company in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) could not reasonably be expected to have a material adverse effect on (i) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders' equity, properties or prospects of the Company and the Subsidiaries, taken as a whole; or (ii) the ability of the Company to consummate the Offering or any other transaction contemplated by this Agreement, the Pricing Disclosure Package or the Prospectuses (a "Material Adverse Effect").

(n)              The Company and each Subsidiary has all requisite power and authority, and all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, United States or foreign (collectively, the "Consents"), to own, lease and operate its properties and conduct its business as it is now being conducted, in each case as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, and each such Consent is valid and in full force and effect, except in each case as could not reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any Subsidiary has received notice of any investigation or proceedings which, if decided adversely to the Company or any such Subsidiary, could reasonably be expected to result in the revocation of, or imposition of a materially burdensome restriction on, any such Consent.

(o)              This Agreement has been duly and validly authorized, executed and delivered by the Company.

(p)              There are no reports or information that in accordance with the requirements of Canadian Securities Laws, the Securities Act or the Exchange Act must be made publicly available in connection with the Offering that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority or with the Commission in connection with the Offering that have not been filed as required.

(q)              The issue and sale of the Shares, the compliance by the Company with this Agreement and the consummation of the transactions herein contemplated do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or their respective properties, operations or assets may be bound, (ii) violate or conflict with any provision of the certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents of the Company or any Subsidiary, or (iii) violate or conflict with any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or other, except (in the case of clauses (i) and (iii) above) as could not reasonably be expected to have a Material Adverse Effect.

(r)               No Consent of, with or from any judicial, regulatory or other legal or governmental agency or body or any third party, Canadian, U.S. or foreign, is required for the execution, delivery and performance of this Agreement or consummation of the transactions contemplated by this Agreement, except the registration under the Securities Act of the Shares, the qualification of the Shares for distribution in the Qualifying Provinces as contemplated by this Agreement, necessary approvals of the Toronto Stock Exchange (the "TSX") and the NYSE Amex LLC ("NYSE AMEX") and any consents as may be required under state securities or blue sky laws or the by-laws and rules of the Financial Industry Regulatory Authority, Inc. ("FINRA") in connection with the purchase and distribution of the Shares by the Underwriters, each of which has been obtained and is in full force and effect (on a conditional basis, in the case of the Consent of the TSX).

(s)               Except as disclosed in the Pricing Disclosure Package and the Prospectuses, there is no judicial, regulatory, arbitral or other legal or governmental proceeding or other litigation or arbitration, Canadian, United States or foreign, pending to which the Company or any Subsidiary is a party or of which any property, operations or assets of the Company or any Subsidiary is the subject which, individually or in the aggregate, if determined adversely to the Company or any Subsidiary, could reasonably be expected to have a Material Adverse Effect; to the Company's knowledge, no such proceeding, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, litigation and arbitration against or involving the Company or any Subsidiary could not reasonably be expected to have a Material Adverse Effect.

(t)                The consolidated financial statements, including the notes thereto, included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its consolidated Subsidiaries; except as otherwise stated in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, said consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods involved and have been reconciled to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F under the Exchange Act.  No other financial statements or supporting schedules are required to be included in the Registration Statement, the Pricing Disclosure Package or the Prospectuses by Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations.  The other financial and statistical information included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, including the selected consolidated financial data set forth under the caption "Consolidated Capitalization" in the Pricing Disclosure Package and the Prospectuses, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectuses and the books and records of the Company.

(u)              There has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) between the Company and KPMG LLP.

(v)              The statistical, industry-related and market-related data included in the Registration Statement, the Pricing Disclosure Package and the Prospectuses are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(w)              The common shares of the Company have been registered pursuant to Section 12(b) of the Exchange Act.  The common shares of the Company are listed on the TSX and on the NYSE AMEX, the Company is not in default of any listing requirements of the TSX or the NYSE AMEX applicable to the Company, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the common shares of the Company under the Exchange Act or de-listing the common shares of the Company from the TSX or NYSE AMEX, nor has the Company received any notification that the Commission, any Canadian securities regulatory authority, the TSX or NYSE AMEX is contemplating terminating such registration or listing.

(x)               The Company and its Subsidiaries maintain a system of "internal control over financial reporting" (as defined in Rule 13a-15(f) under the Exchange Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under Multilateral Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings ("MI 52-109")) that complies in all material respects with the requirements of the Exchange Act and MI 52-109 and that has been designed by the Company's principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company's internal control over financial reporting is effective and the Company is not aware of any material weaknesses or significant deficiencies in its internal control over financial reporting.  Since the date of the latest audited consolidated financial statements included or incorporated by reference in the Pricing Disclosure Package and the Prospectuses, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(y)               The Company and its Subsidiaries maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and as contemplated by MI 52-109) that comply in all material respects with the requirements of the Exchange Act and MI 52-109; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its Subsidiaries is made known to the Company's management, including its principal executive officer and principal financial officer, by others within those entities; and such disclosure controls and procedures are effective.

(z)               There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

(aa)             Neither the Company nor, to the Company's knowledge, any of its affiliates (within the meaning of Rule 144 under the Securities Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

(bb)            Neither the Company nor, to the Company's knowledge, any of its affiliates (within the meaning of Rule 144 under the Securities Act) has, prior to the date hereof, made any offer or sale of any securities which could be "integrated" (within the meaning of the Securities Act and the Rules and Regulations) with the offer and sale of the Shares pursuant to the Registration Statement.

(cc)             The statements set forth in the Preliminary Prospectuses and the Prospectuses under the captions "Certain Income Tax Considerations for U.S. Holders," "Certain Income Tax Considerations for Canadian Holders," "Enforceability of Civil Liabilities," and "Underwriting", in the Canadian Preliminary Prospectus and the Canadian Prospectus under the caption "Eligibility for Investment" and in the Registration Statement under "Part II - Indemnification", insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(dd)            The Company is not and, after giving effect to the Offering and the sale of the Shares and the application of the net proceeds of the Offering as described in the Pricing Disclosure Package and the Prospectuses, will not be required to register as an "investment company" under the Investment Company Act of 1940, as amended, and is not and will not be an entity "controlled" by an "investment company" within the meaning of such act.

(ee)             Except as disclosed in the Pricing Disclosure Package and the Prospectuses, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated by this Agreement or, to the Company's knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters' compensation as determined by FINRA.

(ff)              Except as disclosed in the Pricing Disclosure Package and the Prospectuses, (i) the Company and each Subsidiary owns or leases all properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Pricing Disclosure Package and the Prospectuses, and (ii) to the knowledge of the Company, it and the Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens except such as are described in the Pricing Disclosure Package and the Prospectuses or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company and the Subsidiaries; and any real property and buildings held under lease or sublease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company and the Subsidiaries.  Neither the Company nor any Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Subsidiary.

(gg)            All interests in material mining claims, concessions, mining leases, leases of occupation, exploitation or extraction rights or similar rights ("Mining Claims") that are held by the Company or any of its Subsidiaries are completely and accurately described in all material respects in the Pricing Disclosure Package and the Prospectuses and are in good standing, are valid and enforceable, are free and clear of any liens or charges, and no royalty is payable in respect of any of them, except as disclosed in the Pricing Disclosure Package and the Prospectuses.  Except as disclosed in the Pricing Disclosure Package and the Prospectuses, no other material property rights are necessary for the conduct of the Company's business as described therein, and there are no material restrictions on the ability of the Company and its Subsidiaries to use, transfer or otherwise exploit any such property rights except as required by applicable law.  Except as disclosed in the Pricing Disclosure Package and the Prospectuses, the Mining Claims held by the Company or its Subsidiaries cover the properties required by the Company for the purposes described therein.

(hh)            Except as disclosed in the Pricing Disclosure Package and the Prospectuses, the information relating to estimates by the Company of the measured, indicated and inferred resources associated with its mineral property projects contained in the Pricing Disclosure Package and the Prospectuses has been prepared in all material respects in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").  The Company believes that all of the assumptions underlying such resource estimates are reasonable and appropriate, and that the projected production and operating results relating to its projects and summarized in the Pricing Disclosure Package and the Prospectuses are reasonable.  The Company has duly filed with the applicable regulatory authorities all reports required by NI 43-101, and all such reports comply with the requirements of such instrument in all material respects.

(ii)               The Company and the Subsidiaries maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance could not reasonably be expected to have a Material Adverse Effect.  There are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.  The Company reasonably believes that it will be able to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect.

(jj)               The Company and each Subsidiary has accurately prepared and timely filed all U.S., Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), except in any such case as could not reasonably be expected to have a Material Adverse Effect.  No deficiency assessment with respect to a proposed adjustment of the Company's or any Subsidiary's Canadian federal and provincial, U.S. federal and state, local or foreign taxes is pending or, to the best of the Company's knowledge, threatened.  The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of their respective businesses. There is no tax lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary.

(kk)             There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Shares.

(ll)               No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the creation, issuance, sale and delivery to the Underwriters of the Shares or the authorization, execution, delivery and performance of this Agreement or the resale of Shares by an Underwriter to U.S. residents.

(mm)           No dispute between the Company and any local, native or indigenous group exists or, to the best of the Company's knowledge, is threatened or imminent with respect to any of the Company's properties or exploration activities that could reasonably be expected to have a Material Adverse Effect.

(nn)            No labor disturbance by the employees of the Company or any Subsidiary exists or, to the best of the Company's knowledge, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(oo)            There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials ("Hazardous Substances") by, due to, on behalf of, or caused by the Company or any Subsidiary (or, to the Company's knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment ("Environmental Law"), except for violations and liabilities which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.  There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiary has knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any Subsidiary has agreed to assume, undertake or provide indemnification for any liability of any other person under any Environmental Law, including any obligations for cleanup or remedial action, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  There is no pending or, to the best of the Company's knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary.  No property of the Company or any Subsidiary is subject to any Lien under any Environmental Law.  Neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(pp)            In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure or remediation of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties).  On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect.

(qq)            None of the Company, any Subsidiary or, to the Company's knowledge, any of its employees or agents, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any U.S. federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States of any jurisdiction thereof.  The operations of the Company and each Subsidiary are and have been conducted at all times in compliance in all material respects with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.  Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(rr)              Neither the Company nor any Subsidiary (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or foreign, except (in the case of clauses (ii) and (iii) above) for violations or defaults that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ss)             The Company is a reporting issuer in the Qualifying Provinces, is not in default under applicable Canadian Securities Laws and is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authorities; the Company is subject to the reporting requirements of the Exchange Act and is current in its filings thereunder; the Company is in compliance with its obligations under the rules of the TSX and NYSE AMEX; and the Company has not filed any confidential material change reports which remain confidential at the date hereof.

(tt)              Computershare Investor Services Inc. at its principal office in Toronto, Ontario (and co-transfer points in Vancouver, British Columbia and Denver, Colorado) is the duly appointed registrar and transfer agent of the Company with respect to its common shares.

(uu)            The minute books and corporate records of the Company and the Subsidiaries are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and the Subsidiaries as at the date hereof, and as at the Closing Date and the Additional Closing Date, if any, such minute books and corporate records will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and the Subsidiaries.

(vv)            The Company is, and upon completion of the transactions described herein, will be, a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act.

(ww)           At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Shares and at the date hereof, the Company was not and is not an "ineligible issuer", as defined in Rule 405 under the Securities Act.

(xx)             Each stock option granted under any stock option plan of the Company or any Subsidiary (each, a "Stock Plan") was granted with a per share exercise price no less than the fair market value per common share on the grant date of such option, and no such grant involved any "back-dating," "forward-dating" or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable laws and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company, and (iii) has been properly accounted for in the Company's financial statements and disclosed, to the extent required, in the Company's filings or submissions with the Commission, the Canadian Qualifying Authorities and the TSX.

Any certificate signed by or on behalf of the Company and delivered to the Representatives or to counsel for the Underwriters shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

2.      Purchase, Sale and Delivery of the Shares.

(a)               On the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the purchase price set forth in Annex IV hereto, the number of Firm Shares set forth opposite their respective names on Schedule I hereto together with any additional number of Shares which such Underwriter may become obligated to purchase pursuant to the provisions of Section 9 hereof.  As compensation for the services rendered to the Company by the Underwriters in respect of the Offering, the Company will pay to the Underwriters a commission for Shares sold to the Underwriters under this Agreement as set forth in Annex IV hereto, payable on the Closing Date (as defined below), which may be netted against payment from the Underwriters to the Company for the Firm Shares.

(b)              Payment of the purchase price for, and delivery of certificates representing, the Firm Shares shall be made at the offices of DuMoulin Black LLP, or at such other place as shall be agreed upon by the Representatives and the Company, at 8:00 A.M., New York City time, on March 3, 2010, or such other time and date as the Representatives and the Company may agree upon in writing but not later than 42 days after the date hereof (such time and date of payment and delivery being herein called the "Closing Date").  Delivery of the Firm Shares shall be made to the Representatives through the facilities of The Depository Trust Company for the respective accounts of the several Underwriters against payment of the purchase price for the Firm Shares by wire transfer in same day funds to or as directed in writing by the Company.  Certificates for the Firm Shares, if applicable, shall be registered in such name or names and shall be in such denominations as the Representatives may request.

(c)               In addition, on the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company hereby grants to the Underwriters, acting severally and not jointly, the option to purchase up to 375,000 Additional Shares (which, for greater certainty, shall not be a greater number of Additional Shares than the over-allocation position (as defined in NI 41-101 of the Canadian Securities Administrators) of the Underwriters on the Closing Date), at the same purchase price per share to be paid by the Underwriters for the Firm Shares and at the same commission per share to be received by the Underwriters as set forth in Section 2(a) above, for the sole purpose of covering over-allotments as of the Closing Date in the sale of Firm Shares by the Underwriters.  This option may be exercised at any time and from time to time, in whole or in part on one or more occasions, on or before the thirtieth day following the Closing Date, by written notice from the Representatives to the Company.  Such notice shall set forth the aggregate number of Additional Shares as to which the option is being exercised and the date and time, as reasonably determined by the Representatives, when the Additional Shares are to be delivered (any such date and time being herein sometimes referred to as the "Additional Closing Date"); provided, however, that no Additional Closing Date shall occur earlier than the Closing Date or earlier than the second full business day after the date on which the option shall have been exercised nor later than the eighth full business day after the date on which the option shall have been exercised.  Upon any exercise of the option as to all or any portion of the Additional Shares, each Underwriter, acting severally and not jointly, agrees to purchase from the Company the number of Additional Shares that bears the same proportion of the total number of Additional Shares then being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto (or such number increased as set forth in Section 9 hereof) bears to the total number of Firm Shares that the Underwriters have agreed to purchase hereunder, subject, however, to such adjustments to eliminate fractional shares as Dahlman in its sole discretion shall make.

(d)              Payment of the purchase price for, and delivery of certificates representing, the Additional Shares shall be made at the offices of DuMoulin Black LLP, or at such other place as shall be agreed upon by the Representatives and the Company, at 8:00 A.M., New York City time, on the Additional Closing Date, or such other time as shall be agreed upon by the Representatives and the Company.  Delivery of the Additional Shares shall be made to the Representatives through the facilities of The Depository Trust Company for the respective accounts of the several Underwriters against payment of the purchase price for the Additional Shares by wire transfer in same day funds to or as directed in writing by the Company.  Certificates for the Additional Shares, if applicable, shall be registered in such name or names and shall be in such denominations as the Representatives may request.

(e)               The Company acknowledges and agrees that (i) the terms of this Agreement and the Offering (including the price of the Shares and commission with respect to the Shares) were negotiated at arm's length between sophisticated parties represented by counsel; (ii) the Underwriters' obligations to the Company in respect of the Offering are set forth in this Agreement in their entirety; and (iii) it has obtained such legal, tax, accounting and other advice as it deems appropriate with respect to this Agreement and the transactions contemplated hereby and any other activities undertaken in connection therewith, and it is not relying on the Underwriters with respect to any such matters.

3.           Covenants of the Underwriters.  Each Underwriter, severally and not jointly, covenants and agrees with the Company that such Underwriter will not use or refer to any "free writing prospectus" (as defined in Rule 405 under the Securities Act) without the prior written consent of the Company, except for any Issuer Free Writing Prospectus set forth in Annex IV hereto and any electronic road show previously approved by the Representatives.

4.           Covenants of the Company.  In addition to the other covenants and agreements of the Company contained herein, the Company further covenants and agrees with each of the Underwriters that:

(a)               The Company will prepare the Canadian Prospectus and the U.S. Prospectus in a form approved by the Representatives and will (i) file the Canadian Prospectus with the Canadian Qualifying Authorities in accordance with the Canadian Shelf Procedures not later than the Reviewing Authority's close of business on the business day following the execution and delivery of this Agreement; (ii) file the U.S. Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 not later than the Commission's close of business on the business day following the filing of the Canadian Prospectus with the Canadian Qualifying Authorities; (iii) file promptly any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Securities Act; (iv) file promptly all reports and other documents required to be filed or furnished by the Company with Canadian securities regulatory authorities pursuant to Canadian Securities Laws or with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectuses and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Shares; and (v) furnish copies of the Prospectuses and each Issuer Free Writing Prospectus (to the extent not previously delivered) to the Underwriters prior to 10:00 A.M., New York City time, on the business day next succeeding the date of this Agreement in such quantities and at such locations as the Representatives may reasonably request.

(b)              The Company will deliver, without charge, (i) to the Representatives and counsel to the Underwriters, (A) signed copies of the Canadian Base Prospectus and the Registration Statement, in each case as originally filed and including each amendment thereto and all exhibits and consents filed therewith, and (B) signed copies of the Form F-X; and (ii) to each Underwriter (x) a conformed copy of the Canadian Base Prospectus and the Registration Statement, in each case as originally filed and including each amendment thereto (without exhibits) and (y) during the Prospectus Delivery Period (as defined below), as many copies of the Preliminary Prospectuses and the Prospectuses (including all amendments and supplements thereto) and each Issuer Free Writing Prospectus as the Representatives may reasonably request.  As used herein, the term "Prospectus Delivery Period" means such period of time after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters a prospectus relating to the Shares is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Shares by any Underwriter or dealer.

(c)               Before preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, and before filing any amendment or supplement to the Registration Statement, the Canadian Base Prospectus or the Prospectuses, the Company will furnish to the Representatives and counsel for the Underwriters a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement for review and will not prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Representatives reasonably objects.

(d)                 The Company will advise the Representatives promptly, and confirm such advice in writing, (i) when the Canadian Prospectus has been filed with the Canadian Qualifying Authorities in accordance with the Canadian Shelf Procedures; (ii) when the U.S. Prospectus has been filed with the Commission pursuant to General Instruction II.L of Form F-10; (iii) when any Issuer Free Writing Prospectus has been filed with the Commission; (iv) prior to the termination of the offering of the Shares, when any amendment or supplement to the Registration Statement, the Canadian Base Prospectus or the Prospectuses has been filed with the Commission or the Reviewing Authority, as applicable; (v) of any request by any Canadian Qualifying Authority for any amendment or supplement to the Canadian Base Prospectus or the Canadian Prospectus or any other request by any Canadian Qualifying Authority for any additional information; (vi) of any request by the Commission for any amendment or supplement to the Registration Statement or the U.S. Prospectus or any other request by the Commission for any additional information; (vii) of the issuance by any Canadian Qualifying Authority or the Commission, as applicable, of any cease trade order relating to the Company or the Company's common shares or any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus, the Pricing Disclosure Package, any Prospectus or any Issuer Free Writing Prospectus or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (viii) of the occurrence of any event within the Prospectus Delivery Period as a result of which the Pricing Disclosure Package, the Prospectuses or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Pricing Disclosure Package, the Prospectuses or any such Issuer Free Writing Prospectus is delivered to a purchaser, not misleading; (ix) of the receipt by the Company of any communication relating to the listing of the Shares on the TSX or the NYSE AMEX; or (x) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Shares for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company will use its best efforts to prevent the issuance of any such cease trade order or order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus, the Pricing Disclosure Package, any Prospectus or any Issuer Free Writing Prospectus or suspending any such qualification of the Shares and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

(e)                 (1) If during the Prospectus Delivery Period (i) any event shall occur or condition shall exist as a result of which the Prospectuses as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when a Prospectus is delivered to a purchaser, not misleading or (ii) it is necessary to amend the Registration Statement or Canadian Base Prospectus, file a new registration statement or amend or supplement the Prospectuses to comply with law, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to paragraph (c) above, file with the Canadian Qualifying Authorities and the Commission and furnish to the Underwriters and to such dealers as the Representatives may designate such additional registration statements, amendments or supplements as may be necessary so that the statements in the Prospectuses as so amended or supplemented will not, in the light of the circumstances existing when a Prospectus is delivered to a purchaser, be misleading or so that the Prospectuses will comply with law; the Company shall use its best efforts to have any amendment to the Registration Statement or any new registration statement declared effective as soon as practicable in order to avoid any disruption in the use of the Prospectuses, and (2) if at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which the Pricing Disclosure Package as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Pricing Disclosure Package is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Pricing Disclosure Package to comply with law, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to paragraph (c) above, file with the Canadian Qualifying Authorities and the Commission (to the extent required) and furnish to the Underwriters and to such dealers as the Representatives may designate such amendments or supplements to the Pricing Disclosure Package as may be necessary so that the statements in the Pricing Disclosure Package as so amended or supplemented will not, in the light of the circumstances existing when the Pricing Disclosure Package is delivered to a purchaser, be misleading or so that the Pricing Disclosure Package will comply with law.

(f)                 Promptly from time to time, the Company will use its best efforts, in cooperation with the Representatives, to qualify the Shares for offer and sale under the securities laws relating to the offer or sale of the Shares in the Qualifying Provinces and such other jurisdictions, U.S. or foreign, as the Representatives may designate and to maintain such qualification in effect for so long as required for the distribution thereof; except that in no event shall the Company be obligated in connection therewith to qualify as a foreign corporation or to execute a general consent to service of process in any jurisdiction where it is not now so subject or require the Company to file a prospectus in such jurisdiction or subject the Company to ongoing reporting requirements in such jurisdiction.

(g)                The Company will make generally available to its security holders as soon as practicable an earnings statement of the Company (which need not be audited) complying with Section 11(a) of the Securities Act.

(h)                During the period of 90 days from the date of the Prospectuses (the "Lock-Up Period"), without the prior written consent of the Representatives, the Company (i) will not, directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Relevant Security, or make any public announcement of any of the foregoing, (ii) will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" (in each case within the meaning of Section 16 of the Exchange Act and the Rules and Regulations) with respect to any Relevant Security, and (iii) will not otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration; and the Company will obtain an undertaking in substantially the form of Annex III hereto of each of its officers and directors and the shareholders listed on Schedule II attached hereto, not to engage in any of the aforementioned transactions on their own behalf, other than the sale of Shares as contemplated by this Agreement and the Company's issuance of its common shares upon (i) the conversion or exchange of convertible or exchangeable securities outstanding on the date hereof; (ii) the exercise of currently outstanding options; (iii) the exercise of currently outstanding warrants; (iv) the grant and exercise of options under, or the issuance and sale of shares pursuant to, employee stock option plans in effect on the date hereof, each as described in the Registration Statement, the Pricing Disclosure Package and the Prospectuses.  The Company will not file a prospectus under Canadian Securities Laws or a registration statement under the Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except for registration statements on Form S-8 relating to employee benefit plans.

Notwithstanding the foregoing, if (1) during the last 17 days of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by the immediately preceding paragraph shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension.  The Company will provide the Representatives, each officer and director of the Company and each of the other shareholders listed on Schedule II attached hereto with prior notice of any such announcement that gives rise to an extension of the Lock-Up Period.

(i)                  The Company has obtained the conditional approval of the TSX for the listing of the Shares and will use its best efforts to satisfy any requirements of the TSX to the listing thereof within the time specified in such approval.  The Company has obtained the approval of the NYSE AMEX for the listing of the Shares, subject to official notice of issuance.  The Company will use its best efforts to effect and maintain the listing of the Shares on the TSX and NYSE AMEX for a period of at least three years from the date of this Agreement.

(j)                  The Company will apply the net proceeds from the sale of the Shares as set forth under the caption "Use of Proceeds" in the Pricing Disclosure Package and the Prospectuses.

(k)                 The Company will not take, and will cause its affiliates (within the meaning of Rule 144 under the Securities Act) not to take, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

(l)                 The Company shall provide the Representatives with a draft of any press release to be issued in connection with the Offering, and will provide the Representatives and counsel to the Underwriters sufficient time to comment thereon and will accept all reasonable comments of the Representatives and counsel to the Underwriters on such press releases.

(m)                During the Prospectus Delivery Period, the Company will file all documents required to be filed or furnished by the Company with (i) Canadian securities regulatory authorities in accordance with applicable Canadian Securities Laws and (ii) the Commission pursuant to the Exchange Act within the time periods required by the Exchange Act and the rules and regulations of the Commission thereunder.

5.    Payment of Expenses.  Whether or not the transactions contemplated by this Agreement, the Registration Statement and the Prospectuses are consummated or this Agreement is terminated, the Company hereby agrees to pay all costs and expenses incident to the performance of its obligations hereunder, including the following: (i) all expenses in connection with the preparation, printing and filing of the Registration Statement, the Base Prospectuses, any Preliminary Prospectus, any Prospectus, any Issuer Free Writing Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the qualification of the Shares under Canadian Securities Laws, the registration of the distribution of the Shares under the Securities Act and the Offering; (iii) the cost of producing this Agreement and any agreement among Underwriters; (iv) all expenses in connection with the qualification of the Shares for offering and sale under state or foreign securities or "blue sky" laws as provided in Section 4(f) hereof, including the fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with any blue sky survey; (v) the filing fees incident to, and the fees and disbursements of counsel for the Underwriters in connection with, compliance with the rules and regulations of FINRA in connection with the Offering; (vi) all fees and expenses in connection with listing the Shares on the TSX and the NYSE AMEX; (vii) all travel expenses of the Company's officers and employees and any other expense of the Company incurred in connection with attending or hosting meetings with prospective purchasers of the Shares; and (viii) any transfer taxes incurred in connection with this Agreement or the Offering.  The Company also will pay or cause to be paid: (w) the cost of preparing certificates representing the Shares; (x) the cost and charges of any transfer agent or registrar for the Shares; (y) the costs and expenses incurred by the Underwriters, including the fees and disbursements of their counsel and other out of pocked expenses incurred by them in connection with the transactions contemplated by this Agreement; and (z) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 5.  Notwithstanding the foregoing, the Company shall not reimburse the Underwriters for any costs, fees, disbursements or expenses, including fees and disbursements of counsel to the Underwriters and taxes thereon, in an amount greater than US$200,000.  It is also understood that except as provided in this Section 5 and in Sections 7, 8 and 11 hereof, the Underwriters will pay all of their own costs and expenses, including the transfer taxes on the resale of any of the Shares by them, in connection with the transactions contemplated by this Agreement.

6.    Conditions of Underwriters' Obligations.  The several obligations of the Underwriters to purchase and pay for the Firm Shares and the Additional Shares, as provided herein, shall be subject to the accuracy of the representations and warranties of the Company herein contained as of the date hereof and as of the Closing Date (for purposes of this Section 6, "Closing Date" shall refer to the Closing Date for the Firm Shares and any Additional Closing Date, if different, for the Additional Shares), to the performance by the Company of all of its obligations hereunder, and to each of the following additional conditions:

(a)                 No order suspending the distribution of the Shares shall have been issued by any securities regulatory authority or stock exchange in Canada and no proceedings for that purpose shall have been instituted or threatened; the Canadian Prospectus shall have been filed with the Canadian Qualifying Authorities in accordance with Section 4(a) hereof; and all requests by any Canadian Qualifying Authority for additional information shall have been complied with to the reasonable satisfaction of the Representatives.

(b)                 No order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the U.S. Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 4(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Representatives.

(c)                 DuMoulin Black LLP, Canadian counsel to the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex I hereto. In rendering such opinion, such counsel may rely, to the extent appropriate, upon local counsel or arrange, to the extent appropriate, for separate opinions of local counsel acceptable to the Underwriters, acting reasonably, and shall be entitled as to matters of fact to rely upon a certificate of fact from responsible persons in a position to have knowledge of such facts and their accuracy.

(d)                 Carter Ledyard & Milburn LLP, U.S. counsel to the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion and 10b-5 statement, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex II hereto.

(e)                 MacLeod Dixon LLP, special tax counsel to the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion, dated the Closing Date and addressed to the Underwriters, with respect to the accuracy of the statements in the Canadian Preliminary Prospectus and the Canadian Prospectus under the headings "Certain Income Tax Considerations for U.S. Holders – Canadian Federal Income Tax Considerations", "Certain Income Tax Considerations for Canadian Holders" and "Eligibility for Investment" and such other matters as the Representatives may reasonably request.

(f)                 DuMoulin Black LLP, special British Columbia counsel to the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion, dated the Closing Date and addressed to the Underwriters, as to the ownership and title of the Company and its Subsidiaries to the KSM Project (as defined in the Prospectuses) and with respect to such matters related to the transactions contemplated hereby as may be reasonably requested by the Representatives.

(g)                 Peterson Stang and Malakoe LLP, special Northwest Territories counsel to the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion, dated the Closing Date and addressed to the Underwriters, as to the ownership and title of the Company to the Courageous Lake Project (as defined in the Prospectuses), including the due incorporation and good standing of 5073 N.W.T. Ltd. and the ownership by the Company of all of the outstanding shares of 5073 N.W.T. Ltd., and with respect to such other matters related to the transactions contemplated hereby as may be reasonably requested by the Representatives.

(h)                 Blake, Cassels & Graydon LLP, special Canadian counsel to the Underwriters, shall have furnished to the Representatives their written opinion, dated the Closing Date and addressed to the Underwriters, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(i)                 Skadden, Arps, Slate, Meagher & Flom LLP, special United States counsel to the Underwriters, shall have furnished to the Representatives their written opinion and 10b-5 statement, dated the Closing Date and addressed to the Underwriters, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(j)                  At the Closing Date, the Underwriters shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company, dated the Closing Date, in form and substance satisfactory to the Underwriters, as to the accuracy of the representations and warranties of the Company set forth in Section 1 hereof as of the date hereof and as of the Closing Date, as to the performance by the Company of all of its obligations hereunder to be performed at or prior to the Closing Date, and as to the matters set forth in subsections (a), (b) and (k) of this Section 6.

(k)                 On the date of this Agreement and on the Closing Date, KPMG LLP shall have furnished to the Representatives, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type customarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectuses; provided, that the letter delivered on the Closing Date shall use a "cut-off" date no more than two business days prior to such Closing Date.

(l)                 Neither the Company nor any Subsidiary shall have sustained, since the date of the latest audited financial statements included or incorporated by reference in the Pricing Disclosure Package, any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, other than as set forth in the Pricing Disclosure Package (exclusive of any amendment or supplement thereto); and subsequent to the dates as of which information is given in the Pricing Disclosure Package (exclusive of any amendment or supplement thereto), there shall not have been any change in the share capital or long-term or short-term debt of the Company or any Subsidiary or any change or any development involving a change, whether or not arising from transactions in the ordinary course of business, in the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders' equity, properties or prospects of the Company and the Subsidiaries, individually or taken as a whole, the effect of which, in any such case described above, is, in the judgment of the Representatives, so material and adverse as to make it impracticable or inadvisable to proceed with the Offering on the terms and in the manner contemplated in the Pricing Disclosure Package (exclusive of any amendment or supplement thereto).

(m)                 No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Shares; and no injunction or order of any federal, state, provincial or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Shares.

(n)                 The Underwriters shall have received a duly executed lock-up agreement from each person listed on Schedule II hereto, in each case substantially in the form attached hereto as Annex III.

(o)                 The Shares shall have been listed and admitted and authorized for trading on the NYSE AMEX, subject to official notice of issuance.  The Shares shall have been conditionally approved for listing on the TSX, subject only to satisfaction by the Company of customary listing conditions.

(p)                 At the Closing Date, FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements for the Offering.

(q)                 The Company shall have furnished the Underwriters and Underwriters' counsel with such other certificates, opinions or other documents as they may have reasonably requested.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Underwriters or to Underwriters' counsel pursuant to this Section 6 shall not be satisfactory in form and substance to the Representatives and to Underwriters' counsel, all obligations of the Underwriters hereunder may be cancelled by the Representatives at, or at any time prior to, the Closing Date and the obligations of the Underwriters to purchase the Additional Shares may be cancelled by the Representatives at, or at any time prior to, the Additional Closing Date.  Notice of such cancellation shall be given to the Company in writing or by telephone.  Any such telephone notice shall be confirmed promptly thereafter in writing.

7.    Indemnification.

(a)                 The Company shall indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys' fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained (A) in any Preliminary Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, in any Issuer Free Writing Prospectus, or in any "issuer information" (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or (B) in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, including in any "road show" (as defined in Rule 433 under the Securities Act) for the Offering ("Marketing Materials"), or (ii) the omission or alleged omission to state in any Preliminary Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, in any Issuer Free Writing Prospectus, or in any "issuer information" (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or in any Marketing Materials, a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of any prospectus) not misleading; provided, however, that the Company will not be liable in any such case to the extent but only to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter expressly for use therein.  The parties agree that such information provided by or on behalf of any Underwriter consists solely of the material referred to in Section 16 hereof.  This indemnity agreement will be in addition to any liability which the Company may otherwise have, including but not limited to other liability under this Agreement.

(b)                Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Company, each of the directors of the Company, each of the officers of the Company who shall have signed the Registration Statement or the Canadian Prospectus, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys' fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus or Prospectus, as originally filed or any amendment thereof or amendment thereto, or in the Registration Statement, as originally filed or any amendment thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein; provided, however, that in no case shall any Underwriter be liable or responsible for any amount in excess of the underwriting commission applicable to the Shares to be purchased by such Underwriter hereunder.  The parties agree that such information provided by or on behalf of any Underwriter consists solely of the material referred to in Section 16 hereof.

(c)                 Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of any claims or the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing of the claim or the commencement thereof (but the failure so to notify an indemnifying party shall not relieve the indemnifying party from any liability which it may have under this Section 7 to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement). In case any such claim or action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate, at its own expense in the defense of such action, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party acting reasonably; provided however, that counsel to the indemnifying party shall not (except with the written consent of the indemnified party) also be counsel to the indemnified party.  Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case (including one local counsel in each relevant jurisdiction), but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to have charge of the defense of such action within a reasonable time after notice of commencement of the action, (iii) the indemnifying party does not diligently defend the action after assumption of the defense, or (iv) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying parties.  No indemnifying party shall, without the prior written consent of the indemnified parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an indemnified party under this Section 7 or Section 8 hereof (whether or not the indemnified party is an actual or potential party thereto), unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the indemnified party.

8.           Contribution.  In order to provide for contribution in circumstances in which the indemnification provided for in Section 7 hereof is for any reason held to be unavailable from any indemnifying party or is insufficient to hold harmless a party indemnified thereunder, the Company and the Underwriters shall contribute to the aggregate losses, claims, damages, liabilities and expenses of the nature contemplated by such indemnification provision (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting in the case of losses, claims, damages, liabilities and expenses suffered by the Company, any contribution received by the Company from persons, other than the Underwriters, who may also be liable for contribution, including persons who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, officers of the Company who signed the Canadian Prospectus or the Registration Statement and each director of the Company) as incurred to which the Company and one or more of the Underwriters may be subject, in such proportions as is appropriate to reflect the relative benefits received by the Company and the Underwriters from the Offering or, if such allocation is not permitted by applicable law, in such proportions as are appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company and the Underwriters in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations.  The relative benefits received by the Company and the Underwriters shall be deemed to be in the same proportion as (x) the total proceeds from the Offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company bears to (y) the underwriting discount or commissions received by the Underwriters, in each case as set forth in the table on the cover page of the U.S. Prospectus.  The relative fault of each of the Company and of the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 8 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any judicial, regulatory or other legal or governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.  Notwithstanding the provisions of this Section 8, (i) no Underwriter shall be required to contribute any amount in excess of the amount by which the discounts and commissions applicable to the Shares underwritten by it and distributed to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 8, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and each officer of the Company who signed the Canadian Prospectus or the Registration Statement and each director of the Company shall have the same rights to contribution as the Company subject in each case to clauses (i) and (ii) of the immediately preceding sentence.  Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 8 or otherwise.  The obligations of the Underwriters to contribute pursuant to this Section 8 are several in proportion to the respective number of Shares to be purchased by each of the Underwriters hereunder and not joint.

9.           Underwriter Default.

(a)                 If any Underwriter or Underwriters shall default in its or their obligation to purchase Firm Shares or Additional Shares hereunder, and if the Firm Shares or Additional Shares with respect to which such default relates (the "Default Shares") do not (after giving effect to arrangements, if any, made by the Representatives pursuant to subsection (b) below) exceed in the aggregate 10% of the number of Firm Shares or Additional Shares, as the case may be, each non-defaulting Underwriter, acting severally and not jointly, agrees to purchase from the Company that number of Default Shares that bears the same proportion of the total number of Default Shares then being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto bears to the aggregate number of Firm Shares set forth opposite the names of the non-defaulting Underwriters, subject, however, to such adjustments to eliminate fractional shares as Dahlman in its sole discretion shall make.

(b)                In the event that the aggregate number of Default Shares exceeds 10% of the number of Firm Shares or Additional Shares, as the case may be, the Representatives may in their discretion arrange for themselves or for another party or parties (including any non-defaulting Underwriter or Underwriters who so agree) to purchase the Default Shares on the terms contained herein.  In the event that within five calendar days after such a default Representatives do not arrange for the purchase of the Default Shares as provided in this Section 9, this Agreement (or, in the case of a default with respect to the Additional Shares, the obligations of the Underwriters to purchase and of the Company to sell the Additional Shares) shall thereupon terminate, without liability on the part of the Company with respect thereto (except in each case as provided in Sections 5, 7, 8, 10 and 11(d)) or the  non-defaulting Underwriters, but nothing in this Agreement shall relieve a defaulting Underwriter or Underwriters of its or their liability, if any, to the other Underwriters and the Company for damages occasioned by its or their default hereunder.

(c)                 In the event that any Default Shares are to be purchased by the non-defaulting Underwriters, or are to be purchased by another party or parties as aforesaid, the Representatives or the Company shall have the right to postpone the Closing Date or Additional Closing Date, as the case may be, for a period, not exceeding five business days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectuses or in any other documents and arrangements, and the Company agrees to file promptly any amendment or supplement to the Registration Statement or the Prospectuses which, in the opinion of Underwriters' counsel, may thereby be made necessary or advisable.  The term "Underwriter" as used in this Agreement shall include any party substituted under this Section 9 with like effect as if it had originally been a party to this Agreement with respect to such Firm Shares and Additional Shares.

10.           Survival of Representations and Agreements.  All representations and warranties, covenants and agreements of the Underwriters and the Company contained in this Agreement or in certificates of officers of the Company or any Subsidiary submitted pursuant hereto, including the agreements contained in Section 5, the indemnity agreements contained in Section 7 and the contribution agreements contained in Section 8, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Underwriter or any controlling person thereof or by or on behalf of the Company, any of its officers and directors or any controlling person thereof, and shall survive delivery of and payment for the Shares to and by the Underwriters.  The representations and warranties contained in Section 1 and the agreements contained in Sections 5, 7, 8, 10 and 11 hereof shall survive any termination of this Agreement, including termination pursuant to Section 9 or 11 hereof.

11.           Effective Date of Agreement; Termination.

(a)                 This Agreement shall become effective when the parties hereto have executed and delivered this Agreement.

(b)                The Representatives shall have the right to terminate this Agreement at any time prior to the Closing Date or to terminate the obligations of the Underwriters to purchase the Additional Shares at any time prior to the Additional Closing Date, as the case may be, if, at or after the Applicable Time, (i) any domestic or international event or act or occurrence has materially disrupted, or in the opinion of the Representatives will in the immediate future materially disrupt, the market for the Company's securities or securities in general; or (ii) trading in the Company's common shares shall have been suspended by the Commission, any Canadian securities commission, the TSX or the NYSE AMEX, or trading in securities generally on the NYSE AMEX, Nasdaq or on the TSX shall have been suspended or been made subject to material limitations, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the NYSE AMEX, Nasdaq or TSX or by order of the Commission, any Canadian securities commission or any other governmental authority having jurisdiction; or (iii) a banking moratorium has been declared by any U.S. state or U.S. or Canadian federal authority or any material disruption in commercial banking or securities settlement or clearance services shall have occurred; or (iv) any downgrading shall have occurred in the Company's corporate credit rating or the rating accorded the Company's debt securities by any "nationally recognized statistical rating organization" (as defined for purposes of Rule 436(g) under the Securities Act) or any such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company's debt securities or any notice or announcement shall have been given or made of any watch, review or possible change that does not indicate an affirmation or improvement in the rating accorded; or (v) (A) there shall have occurred any outbreak or escalation of hostilities or acts of terrorism involving the United States or Canada or there is a declaration of a national emergency or war by the United States or Canada or (B) there shall have been any other calamity or crisis or any change in political, financial or economic conditions if the effect of any such event in (A) or (B), in the judgment of the Representatives, makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Firm Shares or the Additional Shares, as the case may be, on the terms and in the manner contemplated by the Prospectuses.

(c)                Any notice of termination pursuant to this Section 11 shall be in writing.

(d)                If this Agreement shall be terminated pursuant to any of the provisions hereof (other than pursuant to Section 9(b) hereof), or if the sale of the Shares provided for herein is not consummated because any condition to the obligations of the Underwriters set forth herein is not satisfied or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof, the Company will, subject to demand by the Representatives, reimburse the Underwriters for all reasonable out-of-pocket expenses (including the reasonable fees and expenses of their counsel), incurred by the Underwriters in connection herewith.

12.           Notices.  All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing, and:

(a)                 if sent to any Underwriter, shall be delivered, or faxed and confirmed in writing, to such Underwriter c/o Dahlman Rose & Company, LLC, 142 West 57th Street, 18th Floor, New York, New York 10019, Attention: Syndicate Department, with a copy to Skadden, Arps, Slate, Meagher & Flom LLP at 222 Bay Street, Suite 1750, Toronto, Ontario, M5K 1J5, Attention: Riccardo A. Leofanti, and to Blake, Cassels & Graydon LLP, 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, BC V7X 1L3, Attention: Bob Wooder;

(b)                 if sent to the Company, shall be delivered, or faxed and confirmed in writing to the Company and its counsel at the addresses set forth in the Registration Statement;

provided, however, that any notice to an Underwriter pursuant to Section 7 shall be delivered or sent by facsimile transmission to such Underwriter at its address set forth in its acceptance facsimile to Dahlman, which address will be supplied to any other party hereto by Dahlman upon request.  Any such notices and other communications shall take effect at the time of receipt thereof.

13.           Parties.  This Agreement shall inure solely to the benefit of, and shall be binding upon, the Underwriters and the Company and the controlling persons, directors, officers, employees and agents referred to in Sections 7 and 8 hereof, and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained.  This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and said controlling persons and their respective successors, officers, directors, heirs and legal representatives, and it is not for the benefit of any other person, firm or corporation.  The term "successors and assigns" shall not include a purchaser, in its capacity as such, of Shares from any of the Underwriters.

14.           Governing Law and Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  The Company irrevocably (a) submits to the jurisdiction of any court of the State of New York or the United States District Court for the Southern District of the State of New York (each a "New York Court") for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated by this Agreement, the Registration Statement and the Prospectuses (each, a "Proceeding"), (b) agrees that all claims in respect of any Proceeding may be heard and determined in any New York Court, (c) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any New York Court or from any legal process therein, (d) agrees not to commence any Proceeding other than in a New York Court, and (e) waives, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum.  The Company hereby irrevocably designates Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036, as agent upon whom process against the Company may be served.  THE COMPANY (ON BEHALF OF ITSELF AND, TO THE FULLEST EXTENT PERMITTED BY LAW, ON BEHALF OF ITS RESPECTIVE EQUITY HOLDERS AND CREDITORS) HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE REGISTRATION STATEMENT AND THE PROSPECTUSES.

15.           Judgment Currency.  If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than U.S. dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase U.S. dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given.  The obligations of the Company in respect of any sum due from it to any Underwriter shall, notwithstanding any judgment in any currency other than U.S. dollars, not be discharged until the first business day following receipt by such Underwriter of any sum adjudged to be so due in such other currency on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase U.S. dollars with such other currency; if the U.S. dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.  If the U.S. dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the U.S. dollars so purchased over the sum originally due to such Underwriter hereunder.

16.           Underwriter Information.  The parties acknowledge and agree that, for purposes of this Agreement, the information provided by or on behalf of any Underwriter consists solely of the following: (i) the information included in the first, second and third sentences of the seventh full paragraph under the caption "Underwriting" in the Prospectuses relating to the price at which the Shares will be offered, (ii) the information included in the twelfth, thirteenth and fourteenth full paragraphs in each case under the caption "Underwriting" in the Prospectuses relating to stabilization activities that may be undertaken by the Underwriters, and (iii) the information included in the sixteenth full paragraph under the caption "Underwriting" in the Prospectuses relating to the provision of the Prospectuses in electronic format and the allocation of Shares by the Representatives.

17.           No Fiduciary Relationship.  The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Company's securities contemplated hereby.  The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm's length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company's securities, either before or after the date hereof.  The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect.  The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company's securities, do not constitute advice or recommendations to the Company.  The Company and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters).  The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

18.           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of a signed counterpart of this Agreement by facsimile transmission shall constitute valid and sufficient delivery thereof.

19.           Headings.  The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

20.           Time is of the Essence.  Time shall be of the essence of this Agreement.  As used herein, the term "business day" shall mean any day when the Reviewing Authority's office in Toronto, Ontario is open for business.

[signature page follows]

If the foregoing correctly sets forth your understanding, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

SEABRIDGE GOLD INC.

By:	/s/ Rudi Fronk
Name: Rudi Fronk
Title: President and Chief Executive Officer

Accepted as of the date first above written

DAHLMAN ROSE & COMPANY, LLC

By:	/s/ Robert Brinberg
Name: Robert Brinberg
Title: Chief Operating Officer

NOMURA SECURITIES INTERNATIONAL, INC.

By:	/s/ Tomoko Iino
Name: Tomoko Iino
Title: Head of Investment Banking

CI CAPITAL MARKETS INC.

By:	/s/ Rick Vernon
Name: Rick Vernon
Title: Managing Director

SCHEDULE I

Underwriter	Total Number of Firm Shares to be Purchased	Number of Additional Shares to be Purchased if Option is Fully Exercised

Dahlman Rose & Company, LLC	1,062,500	159,375
Nomura Securities International, Inc.	1,062,500	159,375
CI Capital Markets Inc.	375,000	56,250
Total	2,500,000	375,000

SCHEDULE II

1.	James S. Anthony

2.	A. Frederick Banfield

3.	William M. Calhoun

4.	Thomas C. Dawson

5.	Louis J. Fox

6.	Rudi P. Fronk

7.	Eliseo Gonzalez-Urien

8.	William E. Threlkeld

9.	Roderick Chisholm

10.	Gloria M. Trujillo

EXHIBIT A

Subsidiaries

Name of Subsidiary	Jurisdiction
5073 N.W.T Ltd.	Northwest Territories

Seabridge Gold Corporation	Nevada

Pacific Intermountain Gold Corporation	Nevada

ANNEX I

Form of Opinion of DuMoulin Black LLP

(a)           A final Receipt has been obtained in respect of the Canadian Base Prospectus from the Reviewing Authority and, subject to the filing of standard post-closing notices of distribution, all necessary documents have been filed, all necessary proceedings have been taken and all necessary consents, approvals and authorizations have been obtained, in each case by the Company, under Canadian Securities Laws to permit the Shares to be offered, sold and delivered, as contemplated by this Agreement in the Qualifying Provinces by or through investment dealers or brokers duly and properly registered under Canadian Securities Laws who have complied with the relevant provisions of such laws and the terms of such registration; to the knowledge of such counsel, no order suspending the distribution of the Shares has been issued, no proceedings for that purpose have been instituted or threatened by any of the Canadian Qualifying Authorities.

(b)           The Company has been duly incorporated and validly exists under the laws of its jurisdiction of incorporation, is duly qualified to do business and is in good standing in British Columbia and Ontario, and has all corporate power and capacity necessary to own or hold its properties and to conduct the businesses in which it is engaged.  The Company is extra-provincially registered in British Columbia.

(c)           The authorized, issued and outstanding share capital of the Company is as set forth in the Pricing Disclosure Package and the Prospectuses.

(d)           The Company has full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and all action required to be taken under corporate law and the Company's constating documents for the due and proper authorization, execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby or by the Pricing Disclosure Package and the Prospectuses has been duly and validly taken.

(e)           The Shares have been duly authorized, and when delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and the issuance of the Shares is not subject to any preemptive or similar rights under the Articles of the Company.

(f)           The execution, delivery and performance by the Company of this Agreement, the compliance by the Company with the terms thereof, the issuance and sale of the Shares being delivered on the Closing Date or the Additional Closing Date, as the case may be, and the consummation of the transactions contemplated by this Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, any agreement or instrument set forth in Schedule A to such counsel's opinion, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company or (iii) result in the violation of any applicable law, statute, rule or regulation of the Province of British Columbia or any applicable law, statute, rule or regulation of Canada applicable in British Columbia, or, to the knowledge of such counsel, any judgment, order or regulation of any Canadian court or arbitrator or governmental or regulatory authority to which the Company is subject set forth in Schedule B to such counsel's opinion.

(g)           To the knowledge of such counsel, except as described in the Pricing Disclosure Package and the Prospectuses, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its Subsidiaries is or may be a party or in which any property of the Company or any of its Subsidiaries is or may be specifically made the subject, which, individually or in the aggregate, if determined adversely to the Company or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect; and to the knowledge of such counsel, no such investigations, actions, suits or proceedings are threatened or contemplated by any governmental or regulatory authority or threatened by others.

(h)           (I) The statements in the Preliminary Prospectuses and Prospectuses under the headings "Description of Share Capital—Authorized Capital", "Description of Share Capital—Common Shares" and "Description of Share Capital—Preferred Shares", (II) the statements attributed to such counsel in the Preliminary Prospectuses and the Prospectuses under the heading "Enforceability of Civil Liabilities", and (III) the statements in the Registration Statement under "Part II – Information Not Required to be Delivered to Offerees or Purchasers – Indemnification of Directors and Officers", in each case have been reviewed by such counsel and fairly summarize the matters under such headings.

(i)           Each of the Canadian Preliminary Prospectus and the Canadian Prospectus (excluding the financial data contained therein and all documents incorporated by reference therein, as to which such counsel need express no opinion) complies as to form in all material respects with the requirements of Canadian Securities Laws.

(j)           The Company is a "reporting issuer" under the securities legislation of each of the Qualifying Provinces and is not on the list of defaulting issuers maintained under such legislation.

(k)           The Company is eligible to rely upon the Canadian Shelf Procedures.

(l)           All necessary corporate action has been taken by the Company to authorize the filing of each of the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Prospectus with the Canadian Qualifying Authorities.

(m)           The Company has authorized and approved the filing of the Registration Statement with the Commission.

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(n)           The TSX has conditionally approved the listing of the Shares, subject to the Company fulfilling the requirements of such exchange set forth in the conditional approval letter on or before the date in such letter.

(o)           A court of competent jurisdiction in the Province of British Columbia (a "Canadian Court") would give effect to the choice of the law of the State of New York ("New York law") as the proper law governing the enforcement of this Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term is understood under the laws of the Province of British Columbia and the laws of Canada applicable therein and in such counsel's opinion the choice of New York law is not contrary to public policy, as that term is understood under the laws in the Province of British Columbia and the laws of Canada applicable therein.

(p)           In an action on a final and conclusive judgment in personam of any federal or state court sitting in the Borough of Manhattan, The City of New York, New York (a "New York Court") that is not impeachable as void or voidable under New York law, a Canadian Court would give effect to the appointment by the Company of Corporation Service Company as its agent for service in the United States of America under this Agreement, and to the provisions in this Agreement whereby the Company has submitted to the non-exclusive jurisdiction of a New York Court.

(q)           If this Agreement is sought to be enforced in the Province of British Columbia in accordance with the laws applicable hereto as chosen by the parties, namely New York law, a Canadian Court would, subject to paragraph (p) above, recognize the choice of New York law, and, upon appropriate evidence as to such law being specifically pleaded and proved, apply such law to all issues that, under the conflict of law rules of the Province of British Columbia, are to be determined in accordance with the proper or governing law of a contract, provided that such Canadian Court will not apply (i) those New York laws which it characterizes as being of a revenue, penal or public law nature, or (ii) those New York laws, the application of which would be contrary to public policy, as that term is understood under the laws of the Province of British Columbia and the laws of Canada applicable therein; provided, however, that, in matters of procedure, the laws of the Province of British Columbia will be applied, and a Canadian Court will retain discretion to decline to hear such action if it is contrary to public policy, as that term is understood under the laws of the Province of British Columbia and the laws of Canada applicable therein, for such Canadian Court to do so, or if such Canadian Court is not the proper forum to hear such an action or if concurrent proceedings are being brought elsewhere.

3

(r)           The laws of the Province of British Columbia and the laws of Canada applicable therein permit an action to be brought in a Canadian Court to enforce a final and conclusive judgment in personam of a New York Court respecting the enforcement of this Agreement that is not impeachable as void or voidable under New York law for a sum certain if: (A) the court rendering such judgment properly exercised jurisdiction over the judgment debtor as recognized by a Canadian Court (and submission by the Company to the jurisdiction of a New York Court pursuant to this Agreement will be sufficient for this purpose); (B) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of British Columbia and the federal laws of Canada applicable therein or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and (D) the action to enforce such judgment is commenced within the relevant limitation period prescribed under the laws of the Province of British Columbia and the laws of Canada applicable therein; and in such counsel's opinion a Canadian Court should not avoid the enforcement of judgments of a New York Court respecting the enforcement of this Agreement on the basis of a reasonable interpretation of public policy, as that term is understood under the laws of the Province of British Columbia and the laws of Canada applicable therein.

In rendering such opinion, such counsel may rely as to matters of fact on certificates of responsible officers of the Company and public officials that are furnished to the Underwriters.

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ANNEX II

Form of Opinion of Carter Ledyard & Milburn LLP

(a)           The Registration Statement became effective upon filing with the Commission at 4:11 pm (New York City time) on February 12, 2010 pursuant to Rule 467(a) under the Securities Act; each of the U.S. Preliminary Prospectus and the U.S. Prospectus was filed with the Commission in the manner and within the time period required by General Instruction II.L of Form F-10; and no order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or in connection with the Offering is pending or, to the knowledge of such counsel, threatened by the Commission.

(b)           The Registration Statement, at the time it became effective, and the U.S. Prospectus, as of its date, complied as to form in all material respects with the requirements of the Securities Act (in each case other than the financial statements and related schedules therein, as to which such counsel need express no opinion); and the Form F-X, as of its date, complied as to form in all material respects with the requirements of the Securities Act.

(c)           Each of Seabridge Gold Corporation and Pacific Intermountain Gold Corporation has been duly organized and is validly existing in good standing under the laws of the State of Nevada, is duly qualified to do business and is in good standing in each jurisdiction in which its ownership or lease of property or the conduct of its businesses requires such qualification, and has all power and authority necessary to own or hold its properties and to conduct the businesses in which it is engaged.

(d)           All of the outstanding shares of capital stock or other equity interests of each of Seabridge Gold Corporation and Pacific Intermountain Gold Corporation are owned, directly or indicrectly, by the Company and have been duly and validly authorized and issued and are fully paid and non-assessable.

(e)           This Agreement has been duly executed and delivered by the Company, to the extent such execution and delivery are governed by the laws of the State of New York.

(f)           The execution, delivery and performance by the Company of this Agreement, the compliance by the Company with the terms thereof, the issuance and sale of the Shares being delivered on the Closing Date or the Additional Closing Date, as the case may be, and the consummation of the transactions contemplated by this Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, any agreement or instrument set forth in Schedule A to such counsel's opinion, or (ii) result in the violation of any applicable United States federal or New York state law, statute, rule or regulation (except that such counsel need express no opinion with respect to state securities laws, statutes, rules or regulations) or, to the best of such counsel's knowledge, any judgment, order or regulation of any United States federal or New York state court, arbitrator or governmental or regulatory authority set forth in Schedule B to such counsel's opinion.

(g)           No consent, approval, authorization, order, registration or qualification of or with any United States federal or New York state court, arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of this Agreement, the compliance by the Company with the terms hereof, the issuance and sale of the Shares being delivered on the Closing Date or the Additional Closing Date, as the case may be, and the consummation of the transactions contemplated by this Agreement, except for the registration of the Shares under the Securities Act and such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and distribution of the Shares by the Underwriters.

(h)           To our knowledge, there are no legal or governmental actions, suits or proceedings pending or threatened which are required to be disclosed in the U.S. Preliminary Prospectus and the U.S. Prospectus, other than those disclosed therein.

(i)           The statements in the Preliminary Prospectuses and the Prospectuses under the heading "Certain Income Tax Considerations for U.S. Holders—United States Federal Income Tax Consequences", insofar as such statements constitute summaries of legal matters referred to therein, fairly summarize the matters referred to therein.

(j)            The statements in the Preliminary Prospectuses and the Prospectuses under the heading "Underwriting", insofar as such statements constitute summaries of certain provisions of this Agreement, fairly summarize such provisions in all material respects, except for, in the case of the U.S. Preliminary Prospectus, statements with respect to the pricing terms of the Shares and any other items dependent upon the pricing terms and the delivery date of the Shares.

(k)           To the knowledge of such counsel, there are no statutes, regulations, contracts and other documents or consents that are required under the Securities Act to be filed as exhibits to the Registration Statement or described in the Registration Statement, the Pricing Disclosure Package or the U.S. Prospectus and that have not been so filed as exhibits to the Registration Statement or described in the Registration Statement, the Pricing Disclosure Package and the U.S. Prospectus.

(l)           After giving effect to the application of the proceeds received by the Company from the offering and sale of the Shares as described in the Pricing Disclosure Package and the Prospectuses, the Company will not be an "investment company" or an entity "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

(m)           The submission by the Company to the non-exclusive jurisdiction of the United States federal and New York state courts located in the State of New York pursuant to this Agreement is effective, and the appointment of the agent for service of process pursuant to Section 14 of this Agreement is binding on the Company.  Such counsel may note that a court of the State of New York or the United States of America sitting in New York County has the power to decline to hear an action based on this Agreement on the ground that the State of New York is an inconvenient forum.

2

Such counsel shall also state, in its capacity as U.S. counsel to the Company, that they have participated in conferences with representatives of the Company and with representatives of its independent accountants and counsel at which conferences the contents of the Registration Statement, the Pricing Disclosure Package and the U.S. Prospectus and any amendment and supplement thereto and related matters were discussed and, although such counsel assume no responsibility for the accuracy, completeness or fairness of the Registration Statement, the Pricing Disclosure Package, the U.S. Prospectus and any amendment or supplement thereto (except as expressly provided above), nothing has come to the attention of such counsel to cause such counsel to believe that the Registration Statement, at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, that the Pricing Disclosure Package, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or that the U.S. Prospectus (or any amendment or supplement thereto) as of its date and the Closing Date contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than the financial statements and other financial information contained therein and the information derived from the reports of or attributed to persons named in the U.S. Prospectus under the heading "Interest of Experts", in each case included or incorporated by reference therein or excluded therefrom, as to which such counsel need express no belief).

In rendering such opinion, such counsel may rely as to matters of fact on certificates of responsible officers of the Company and public officials that are furnished to the Underwriters.

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ANNEX III

Form of Lock-Up Agreement

February  , 2010

Dahlman Rose & Company, LLC
Nomura Securities International, Inc.
As Representative of the several
Underwriters referred to below

Seabridge Gold Inc. Lock-Up Agreement

Ladies and Gentlemen:

This letter agreement (this "Agreement") relates to the proposed public offering (the "Offering") by Seabridge Gold Inc., a Canadian corporation (the "Company"), of its common shares, without par value (the "Shares").

In order to induce you and the other underwriters for which you act as representative (the "Underwriters") to underwrite the Offering, the undersigned hereby agrees that, without the prior written consent of Dahlman Rose & Company, LLC and Nomura Securities International, Inc. (together, the "Representatives"), during the period from the date hereof until ninety (90) days from the date of the final prospectus supplement for the Offering (the "Lock-Up Period"), the undersigned (a) will not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Relevant Security (as defined below), and (b) will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" with respect to any Relevant Security (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration. As used herein "Relevant Security" means the Shares, any other equity security of the Company or any of its subsidiaries and any security convertible into, or exercisable or exchangeable for, any Shares or other such equity security.

Notwithstanding the preceding paragraph, if (1) during the last 17 days of the Lock-Up Period the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the Lock-Up Period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by the immediately preceding paragraph shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension.  The undersigned acknowledges that the Company has agreed in the underwriting agreement for the Offering to provide notice to the undersigned of any event that would result in an extension of the Lock-Up Period pursuant to this paragraph, and the undersigned agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.

The undersigned hereby authorizes the Company during the Lock-Up Period to cause any transfer agent for the Relevant Securities to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, Relevant Securities for which the undersigned is the record holder and, in the case of Relevant Securities for which the undersigned is the beneficial but not the record holder, agrees during the Lock-Up Period to cause the record holder to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, such Relevant Securities.  The undersigned hereby further agrees that, without the prior written consent of the Representatives, during the Lock-up Period the undersigned (x) will not file or participate in the filing with the U.S. Securities and Exchange Commission or any Canadian securities commission of any registration statement or prospectus, or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of a Relevant Security and (y) will not exercise any rights the undersigned may have to require registration with the U.S. Securities and Exchange Commission or any Canadian securities commission of any proposed offering or sale of a Relevant Security.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms.  Upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof.  Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date first above written.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  Delivery of a signed copy of this letter by facsimile transmission shall be effective as delivery of the original hereof.

Very truly yours,

By:

Print Name:

ANNEX IV

Pricing Terms included in the Disclosure Package

Number of Firm Shares Offered:  2,500,000

Number of Additional Shares Offered:  375,000

Public Offering Price per Share:  US$22.90

Underwriting Commission per Share:  US$1.4885

Date of Delivery of Firm Shares:  March 3, 2010

Issuer Free Writing Prospectuses

None